
February 25, 2022

Robert Grosshandler
Principal Executive Officer
iConsumer Corp.
73 Greentree Drive, #558
Dover, DE 19904

> **Re: iConsumer Corp.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed February 17, 2022**
> **File No. 024-11445**

Dear Mr. Grosshandler:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Lamparski at 202-551-4695 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeanne Campanelli